

January 16, 2014

<u>Via E-mail</u>
Wenping Luo
Chief Executive Officer
Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town
Laifeng County, Hubei 445700, China

   Re: **Anpulo Food, Inc.**
       Amendment No. 1 to Registration Statement on Form S-1
       Filed January 2, 2014
       File No. 333-192006

Dear Mr. Luo:

  We have reviewed your responses to the comments in our letter dated November 27, 2013 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 2. Please revise the prospectus to disclose that the resale offering is being registered pursuant to a "mutual understanding" between Mr. Luo and the selling shareholders.

2. We note your response to our prior comment 3 and reissue in part. Please explain why there have been, and continue to be, substantial disclosure similarities between your filing and the periodic Exchange Act reports of Zhongpin Inc. For instance, much of the disclosure in the risk factors section and the products section appear to be substantially similar.

3. We note your response to our prior comment 4. Please explain why you have not yet filed the appropriate Form 8-K and tell us when you plan to do so.

<u>Registration Statement Cover Page</u>

4. We note your response to our prior comment 9. Please explain the applicability of Rule 416(a) to your offering, as there does not appear be any indications that the shares offered contain anti-dilution terms.

Third Party Data

5. We note your response to our prior comment 11 and reissue. It does not appear the prospectus has been revised. Please remove the disclaimer that investors are "cautioned not to give undue weight to these estimates."

Prospectus Summary, page 4

Overview, page 4

6. We note your response to our prior comment 15. Please revise the last risk factor on page 13 to disclose that you no longer have a contract with your largest customer and discuss the attendant risks.

Competitive Strengths, page 6

7. We note your response to our prior comment 19 that your "Anpulo" brand name was recognized as a "Well-Known Tradename" by Enshi Tujia and Miao Autonomous Prefecture and your "Anpulo" branded chilled pork and frozen pork products were certified as a "Hubei Province Famous Brand Product." Please provide us with copies of these documents.

Our Growth Strategy, page 7

8. To the extent that you discuss future business plans here and on page 47, such as your intentions to increase your market presence by adding more supermarket counters, seek collaboration with outside academic research forces to optimize and expand your product lines, educate consumers and participate in holidays and special occasion promotions, and construct new warehouses with walk-in coolers and freezers, the discussion should be balanced with a brief discussion on the time frame for implementing these future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for financing. If financing may not be available, please clarify that.

The Offering, page 8

9. Please disclose the offering price here.

Risk Factors, page 9

Risks Relating to Our Business, page 9

We utilize our exclusive network of independently operated specialty retail stores, page 13

10. We note your response to our prior comment 23. We also note that you did not file the form of distribution agreement as an exhibit or add it to your exhibit index to be filed by subsequent amendment. Please revise accordingly.

Risks Relating To Conducting Business in China, page 19

If we do not complete remigration of equity pledge with SAIC local branch, page 20

11. We note your response to our prior comment 27 and reissue in part. Please revise here to discuss the current status of the equity pledge registration process and your expectations regarding the timing of completion.

Selling Shareholders, page 30

12. We note your response to our prior comment 29 and reissue in part. Please file as exhibits any material agreements regarding these transactions.

Plan of Distribution, page 34

13. We note your response to our prior comment 32 and reissue. Please revise to disclose that all of the selling shareholders "may be deemed" underwriters under the Securities Act.

Description of Securities, page 35

14. Please revise the paragraph under the heading "Election of Directors" on page 36 to disclose your classified board arrangement.

Description of Business, page 41

Overview, page 41

15. We note your response to our prior comment 34 and reissue in part. Please revise to disclose additional information concerning when you identified this company as a potential target and began negotiating a transaction. Also, please clarify whether you intend to amend your prior Exchange Act filings.

Corporate History – Anpulo Laifeng, page 42

16. Certain filings indicate that there was an An Puluo Food Development Co. Ltd., a hog farm in Enshi, China, that was owned by Wenping Luo and that was acquired by Tianli Agritech, Inc., in 2011. Please explain why there are no references to An Puluo Food Development Co. Ltd. in your corporate history or in Mr. Luo's business experience disclosure on page 67.

Our Industry, page 45

17. Please explain why you are relying on data from 2005 and 2009 in the second paragraph of this section.

Management's Discussion and Analysis, page 55

18. Please remove the reference to the Private Securities Litigation Reform Act of 1995 or explain why you believe the safe harbor applies to you.

Results of Operations, page 57

Comparison on Year Ended December 31, 2012 and 2011, page 58

Interest Expense, page 61

19. We note the inclusion of the table detailing the effect of subsidy income on interest expense in your comparative discussion of the nine-months ended September 30, 2013 to 2012. Please tell us where similar disclosure is included in the annual comparative discussion within MD&A, or revise to include similar tabular disclosure.

Liquidity and Capital Resources, page 62

20. Please revise your discussion of Operating Cash Flows for the nine-months ended September 30, 2013 to include the amounts of the impacts of increased operating expenses and reduced governmental subsidy on operating cash flow.

21. We note your response to our prior comment 55 and reissue in part. Specifically, we note that you did not revise your exhibit index to identify any material loans to be filed as exhibits. Please file any material loan agreements as exhibits to the registration statement. To the extent you intend to file such agreements in a subsequent amendment, please revise your exhibit index accordingly.

Requirement for Additional Funding, page 62

22. Please revise to disclose when you anticipate your cash reserves will run out and how much additional funding you need to meet your short and long-term funding requirements.

Directors, Executive Officers, Promoters and Control Persons, page 66

23. We note your response to our prior comment 59. In spite of your response that there is no current or expected relationship between your business and Anpulo Food Development, Inc., please explain why the two companies were given substantially similar names.

24. We note your response to our prior comment 60 and reissue. Please remove the knowledge qualifier on page 70 in your discussion of legal proceedings. Otherwise, please provide us with a legal analysis in support of your position, including a discussion of how the company is able to acquire knowledge. Refer to Item 401(f) of Regulation S-K.

Executive Compensation, page 72

25. Please update your compensation related disclosure to include information for the recently completed fiscal year.

Security Ownership of Certain Beneficial Owners and Management, page 73

Certain Relationships and Related Transactions, page 74

26. We note your response to our prior comment 62 and reissue in part. Please revise to disclose the total approximate dollar value of the amount involved in the reverse acquisition transaction.

27. We note your response to our prior comment 63 and reissue. The repayments of indebtedness in the amounts of $1.2 million and $2.2 million to related parties do not appear to be disclosed here. Please revise.

28. Please reconcile your disclosure on page 74 that "[t]he above loans would be in violation of the Sarbanes-Oxley Act of 2002, including Section 402's prohibition against personal loans to directors and executive officers, either directly or indirectly, had they occurred after Anpulo Laifeng became a variable interest entity of our Company" with your disclosure on page F-12 that "[t]hese personal loans by us to Mr. Wenping Luo during 2012 violated the prohibitions of Section 402 of the Sarbanes-Oxley Act of 2002 from making loans to executive officers or directors."

29. Please file the agreements related to the personal loans and advances as exhibits to the registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Note 10 – Subsidy Income, pages F-17 and F-33

30. We note your response to our prior comment 67. Please revise your disclosure here and in MD&A to discuss how these subsidies are determined. Your discussion should include how you apply for subsidies from local authorities, including whether you apply based on debt you have outstanding, plans to incur debt to be used for expansion, or another basis. Your revised disclosure should also include tabular disclosure of individual subsidies received and the debt agreements to which they relate, for each period presented on the face of your annual and interim financial statements, as applicable. The aggregate of the items presented in this table should reconcile to the face of the statement of operations. Further, your disclosure in your discussion of subsidy income within Note 2 in both interim and annual financial statements should include whether you have recognized these subsidies on receipt or deferred these over the term of the related debt. Your response to us should include support for your accounting treatment.

You may contact Juan Migone at (202) 551-3312 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Gregg Jaclin
        Szaferman, Lakind, Blumstein & Blader, P.C.